

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 18, 2022

Jun Wang
Chief Executive Officer
Yubo International Biotech Limited
Room 105, Building 5, 31 Xishiku Avenue
Xicheng District, Beijing, China

> **Re: Yubo International Biotech Limited**
> **Amendment No. 8 to Registration Statement on Form S-1**
> **Filed July 8, 2022**
> **File No. 333-255805**

Dear Mr. Wang:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Amendment No. 8 to Registration Statement on Form S-1 filed July 8, 2022

Prospectus Summary
Corporate Overview, page 3

1. We note your disclosure in the corporate structure diagram that refers to "control documents" with respect to the VIE. Please revise this description so that you do not imply that the contractual agreements are equivalent to equity ownership in the business of the VIE. Refer to comment 7 in our letter dated May 16, 2022.

Jun Wang
Yubo International Biotech Limited
July 18, 2022
Page 2

       You may contact Sasha Parikh at 202-551-3627 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Christine Westbrook at 202-551-5019 with any other questions.

       Sincerely,

       Division of Corporation Finance
       Office of Life Sciences

cc: Barbara A. Jones, Esq.